GARDERE
attorneys and counselors  www.gardere.com

Direct: 214-999-4645
Direct Fax: 214-999-3645
dearhart@gardere.com


                                                                  March 16, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549-7010


     Re: Cubic Energy, Inc.: Request to Withdraw Form SB-2/A filed on March 14, 2007 (File No. 333-140013)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Cubic Energy, Inc. (the "Company"), hereby requests the withdrawal of the above referenced Form SB-2/A filed on March 14, 2007 (the "Amendment"). The filing was mistakenly coded in EDGAR as a pre-effective amendment rather than as a post-effective amendment.

No securities have been issued or sold pursuant to the Amendment.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

                                                            Sincerely,


                                                             /s/ David Earhart
                                                             -------------------
                                                            David R. Earhart


cc:  Jon S. Ross (Company)